UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2026

Brian LaRose
Chief Financial Officer
BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

Re: BED BATH & BEYOND, INC.
Registration Statement on Form S-3
Filed August 5, 2026
File No. 333-297978

Dear Brian LaRose:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lindsey A. Mills